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SEC MAIL PROCESSING
RECEIVED
JAN 3 0 2014
WASH. D.C. SECTION
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 66515

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   DECEMBER 1, 2012   AND ENDING   NOVEMBER 30, 2013

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SAMURAI TRADING, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 MADISON AVENUE   SUITE 22B

(No. And Street)

NEW YORK,   NY   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER CARROLL   (646) 765-4704

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA

(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor   NEW YORK   NY   10018

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond

OATH OR AFFIRMATION

I, **CHRISTOPHER CARROLL** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SAMURAI TRADING, LLC , as of

NOVEMBER 30, 2013 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLORISE BEASLEY
Notary Public - State of New York
NO. 01BE6125044
Qualified in Bronx County
My Commission Expires 04/04/2017

SWORN TO BEFORE ME THIS 29th
DAY OF January , 2014
STATE OF NEW YORK
COUNTY OF New York } S.S.

_____
Signature

MANAGING MEMBER
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SAMURAI TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2013

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
Samurai Trading, LLC:

We have audited the accompanying statement of financial condition of Samurai Trading, LLC (the "Company") as of November 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Samurai Trading, LLC as of November 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
January 24, 2014

SAMURAI TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2013

ASSETS

Cash	$	160,008
Receivables from Clearing Broker		870,071
Securities owned, at fair value		510,293
TOTAL ASSETS	$	1,540,372

LIABILITIES AND MEMBER'S CAPITAL

Other liabilities	$	22,610
TOTAL LIABILITIES		22,610
Member's capital		1,517,762
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	1,540,372

The accompanying notes are an integral part of this financial statement.

SAMURAI TRADING, LLC
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2013

NOTE 1 -   ORGANIZATION AND NATURE OF BUSINESS

Samurai Trading, LLC (the "Company") was organized in the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Arca-X ("ARCA"), the NASDAQ Stock Market ("NASDAQ"), BATS Exchange, Inc. ("BATS"). The Company operates off the floor of these various exchanges as a liquidity provision U.S. equity Broker Dealer.

The managing member ("Managing Member") is Christopher Carroll.

The Company's depository and clearing functions are handled by another broker-dealer pursuant to a clearance agreement with that broker-dealer.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The books and records of the Company are kept on the accrual basis and follow trade-date accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from these estimates.

The Company's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices that may differ from the fair value reflected on the statement of financial condition. In most cases, the Company limits its risks by holding offsetting security or option positions.

Fair value measurement – definition and hierarchy: On January 1, 2008, the Company adopted Accounting Standards Codification ASC 820, *Fair Value Measurements and Disclosure* ("ASC 820"). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Valuation techniques – equity securities The Company values investments in equity securities and those same types of securities sold short, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. At November 30, 2013 all investments in securities owned and securities sold short were valued using Level 1 inputs.

NOTE 3 -   INCOME TAXES

The Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. However, the Company is subject to New York City Unincorporated Business Tax and when applicable a provision will be included in the Statement of Operations. For the year ended November 30, 2013, no provision for income taxes has been booked on the Statement of Operations.

The Company is considered a "disregarded entity" for income tax purposes, no provision for income taxes is made at the Company's level.

The Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The Tax years that remain subject to examination by taxing authorities are 2010, 2011, and 2012.

NOTE 4 -   NET CAPITAL REQUIREMENTS

The Company is subject to Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed fifteen to one. At November 30, 2013, the Company had net capital of $1,437,762, which was $1,337,762 in excess of the required net capital of $100,000. The Company's net capital ratio was 0.02 to 1.

NOTE 5 -   SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to a transaction to perform (counterparty risk) exceed the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counterparties with which it conducts business.

NOTE 6 - PAYABLES TO CLEARING BROKER

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. Payables to clearing broker include amounts payable for securities not received by the Company by the settlement date, as well as payables on margin borrowings. The Company pledges all of its securities owned to collateralize margin borrowings. The clearing broker may request additional margin collateral and, if necessary, may sell any securities owned. The aggregate amount payable to Clearing Broker at November 30, 2013 was $0.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company uses systems, software, equipment, and office space that are under the control or ownership of an affiliated entity, Samurai E.C., LLC. Samurai E.C., LLC is owned by the Managing Member. The Company pays a fee for the usage of these items in amounts determined by both parties. For the year ended November 30, 2013, based on performance, there were no such fees. There are no future liabilities for such fees.

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at November 30, 2013 or during the year then ended.

NOTE 9 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were available to be issued, and no events have been identified which require disclosure.